中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "**AGM**") of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Tuesday, 18 June 2013 at 2:30 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 25 April 2013 (the "**Circular**"):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1. to consider and approve the Report of the Directors of the Company for the year 2012;

2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2012;

3. to consider and approve the audited consolidated financial statements of the Company for the year 2012;

4. to consider and approve the profit distribution proposal for the year 2012;

   Under the PRC accounting standards, as at 31 December 2012, after withdrawing the surplus reserve, the distributable profits of the Company amounted to RMB2,105 million. Under the IFRSs, after withdrawing the surplus reserve, the distributable profits of the Company amounted to RMB1,109 million.

   The Board hereby proposed to declare a cash dividend of RMB490,878,350, or RMB0.50 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to shareholders of A shares, and in HKD to shareholders of H shares.

5. to consider and approve the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) to provide professional services to

the Company for its domestic financial reporting, U.S. financial reporting and internal control of financial reporting for the year 2013 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2013, and authorize the Board to determine their remuneration.

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

6. "**THAT** the following amendments to the "Procedural Rules of the Shareholders' General Meetings" be and are hereby approved;

Article 2

Original: "The shareholders' general meeting shall be the source of authority of the Company and shall exercise the following functions and powers in accordance with law:

(19)..."

To be amended as: "The shareholders' general meeting shall be the source of authority of the Company and shall exercise the following functions and powers in accordance with law:

(19)...;

(20) To decide on which matters the Board of Directors may be authorised or delegated to deal with by the shareholders at shareholders' general meetings.

When the shareholders' general meeting decides on which matters the Board of Directors may be authorised or delegated to deal with, the shareholders' general meeting shall protect the legitimate rights and interests of the Shareholders of the Company according to law and abide by laws and regulations strictly in order to ensure the Company principles of efficient operation and scientific decision making. Matters which the Board of Directors may be authorised or delegated to deal with include but are not limited to the following:

1. To modify the language of the Articles of Association upon the passing of the resolution on the amendments to the Articles of Association at the shareholders' general meeting;

2. To distribute interim dividends;

3. To decide on specific matters in connection with the issue of new shares and convertible bonds;

4. To deal with and mortgage, secure the fixed assets under the current operation policy and investment plan passed at the shareholders' general meeting, excluding direct or indirect provision of debts guarantee for the secured party with a gearing ratio exceeding 70%.

The shareholders' general meeting shall also decide on other matters which the Board of Directors may be authorised or delegated to deal with from time to time in accordance with laws, regulations and these Articles of Association."

Article 5

Original: "When the Company convenes a shareholders' general meeting, the Board of Directors shall engage lawyers who possess the qualification to engage in securities business to attend the shareholders' general meeting and advise on the following issues with announcements made thereon in accordance with the relevant provisions of the securities regulatory authorities and stock exchanges:..."

To be amended as: "When the Company convenes a shareholders' general meeting, the Board of Directors shall engage lawyers to attend the shareholders' general meeting and advise on the following issues with announcements made thereon in accordance with the relevant provisions of the securities regulatory authorities and stock exchanges:..."

Article 10

Original: "...

(1)... 1. The Board of Directors shall, in accordance with laws, administrative regulations and the Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of any written proposal from the supervisory committee......

(2)...

(3)... 2. The Board of Directors shall engage lawyers who possess the qualification to engage in securities business to provide legal advice;

(4) If the Board of Directors fails to appoint a director to preside over a shareholders' general meeting, the supervisory committee or the shareholders who made the proposal can preside over such meeting after filing with the local office of CSRC at the place where the Company is located for record. The shareholders who made the proposal shall engage lawyers who possess the qualification to engage in securities business to provide legal advice; the attorneys' fees shall be borne by the supervisory committee or the shareholders who made the proposal itself/themselves;

For a shareholders' general meeting convened by the supervisory committee or shareholders at its or their own discretion, the convening procedures shall comply with the provisions of the Articles of Association. The Board of Directors and the secretary to the Board of Directors shall earnestly perform their duties and coordinate accordingly. The Board of Directors shall provide the register of shareholders as of the record date. If the Board of Directors does not provide the register of shareholders, the convener may apply to the securities depository and clearing authority for obtaining the register of shareholders with the announcement in relation to the notice convening the

shareholders' general meeting. The register of shareholders obtained by the convener shall not be used for any other purposes other than to convene a shareholders' general meeting."

To be amended as: "...

(1)... 1. The Board of Directors shall, in accordance with laws, administrative regulations and the Company's Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of any written proposal from the supervisory committee. If the Board of Directors does not agree with the proposal of the supervisory committee to convene an extraordinary general meeting or does not furnish any reply within ten days after receiving the proposal from the supervisory committee, the Board of Directors shall be deemed as incapable of performing or failing to perform the duty of convening a shareholders' general meeting, in which case the supervisory committee may convene and preside over such meeting on an unilateral basis;

(2)...

(3)... 2. The Board of Directors shall engage lawyers to provide legal advice;...

(4) If the Board of Directors fails to appoint a director to preside over a shareholders' general meeting, the supervisory committee or the shareholders who made the proposal can preside over such meeting after filing with the local office of CSRC at the place where the Company is located for record. The shareholders who made the proposal shall engage lawyers to provide legal advice.

For a shareholders' general meeting convened by the supervisory committee or shareholders at its or their own discretion, the convening procedures shall comply with the provisions of the Articles of Association. The Board of Directors and the secretary to the Board of Directors shall earnestly perform their duties and coordinate accordingly. The Board of Directors shall provide the register of shareholders as of the record date. If the Board of Directors does not provide the register of shareholders, the convener may apply to the securities depository and clearing authority for obtaining the register of shareholders with the announcement in relation to the notice convening the shareholders' general meeting. The register of shareholders obtained by the convener shall not be used for any other purposes other than to convene a shareholders' general meeting."

Article 12

Original: "If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such proposal shall be made in writing to the supervisory committee.

If the supervisory committee agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days upon receipt of such requisition. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.

If the supervisory committee does not issue the notice of meeting within the required period, it shall be deemed as not convening or presiding over the shareholders' general meeting. Shareholders individually or jointly holding over 10% of the shares of the Company for more than 90 days consecutively may convene and preside over a shareholders' general meeting himself or themselves."

To be amended as: "If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such proposal shall be made in writing to the supervisory committee.

If the supervisory committee agrees to convene the extraordinary general meeting, a notice of meeting shall be issued within five days upon receipt of such requisition. Any changes to the original requisition made in the notice shall require the approval of the relevant shareholders.

If the supervisory committee does not issue the notice of meeting within the required period, it shall be deemed as not convening or presiding over the shareholders' general meeting. Shareholders individually or jointly holding over 10% of the shares of the Company for more than 90 days consecutively may convene and preside over a shareholders' general meeting himself or themselves.

If neither the Board of Directors nor the supervisory committee convenes and presides over the shareholders' general meeting, the requisitionists themselves may convene such a meeting in a manner as similar as possible as that in which the shareholders' meeting is to be convened by the Board of Directors within four months from the date of receipt of the requisition by the Board of Directors."

Article 30

Original: "A notice of shareholders' general meeting shall include the following:...

(7) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them, and the cause and effect of such proposal must be properly explained;..."

To be amended as: "A notice of shareholders' general meeting shall include the following:...

(7) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganise the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;..."

Article 41

Original: "In general, the instrument for appointing a voting proxy shall be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting twenty-four hours before the time for holding the meeting. If such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified or lawyer-attested copy of that power of attorney or other authority, shall be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting.

If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer."

To be amended as: "The instrument for appointing a voting proxy shall be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four hours before the time for holding the meeting or the time appointed for the passing of the resolution. If such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority shall together with the instrument for appointing a voting proxy be deposited at the premises of the Company or at such other place as is specified for that purpose in the notice convening the meeting.

If the appointer is a legal person, its legal representative or such person as is authorised by resolution of its Board of Directors or other governing body may attend at any meeting of shareholders of the Company as a representative of the appointer."

Article 68

Original: "Where online voting is also provided at the shareholders' general meeting of the Company, the number of votes by shareholders or their appointed representatives through online voting system of the shareholders' general meeting shall be taken into account for the total number of votes of the shareholders' general meeting together with the number of votes on site of the meeting and by other means as specified."

To be amended as: "Where online voting is also provided at the shareholders' general meeting of the Company, the number of votes by shareholders or their appointed representatives through online voting system of the shareholders' general meeting shall be taken into account for the total number of votes of the shareholders' general meeting together with the number of votes on site of the meeting and by other means specified. Online voting adopted for the shareholders' general meeting shall be conducted in accordance with the relevant laws, rules and regulations.

Where online voting is adopted for the shareholders' general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders' general meeting, are entitled to exercise their voting rights through the online voting system of the

shareholders' general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid."

7. "**THAT** the authorisation of the Board of the Company to allot, issue and deal with additional shares of the Company be and is hereby approved.

   (1) subject to paragraph (3) of this resolution, the exercise by the Board of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as "**Shares**") and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (2) this approval shall authorise the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (3) the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company's existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

   (4) for the purpose of this resolution:

   "Relevant Period" means the period from the passing of this resolution until the earlier of:

   (a) the conclusion of the next annual general meeting of the Company;

   (b) the expiration of the 12 months period following the passing of this resolution; and

   (c) the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company's shareholders in general meetings.

8. "**THAT** the Board of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised under the above resolution "to authorise the Board to allot, issue, and deal with additional shares", and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company."

9. **"THAT** the Board be and is hereby authorised, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations."

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

25 April 2013

As at the date of this notice, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the AGM**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on 17 May 2013 ("**Eligible Shareholders**") or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the AGM". Holders of A Shares shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the AGM**

   a. Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Monday, 27 May 2013, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

   b. When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on Thursday, 16 May 2013.

   d. 20 May to 18 June 2013 (both days inclusive), during which period no transfer of H Shares will be registered.

3. Proxies

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. Miscellaneous

a. The AGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.